March 19, 2009
Via IDEA and Facsimile
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-3561
Attention: Mr. Lyn Shenk
                   Branch Chief
Re: Pinnacle Entertainment, Inc.
       File No. 001-13641
       Form 10-K: For the Fiscal Year Ended December 31, 2007
       Form 10-Q: For the Quarterly Period Ended September 30, 2008
Dear Mr. Shenk:
This letter is being filed in response to comments received by Pinnacle Entertainment, Inc. (the “Company”) from the Staff of the Securities and Exchange Commission (the “Commission”) by letter dated January 28, 2009 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2007 and Form 10-Q for the quarterly period ended September 30, 2008. The numbered paragraph and headings below correspond to the numbering and headings set forth in the comment letter. To assist in your review, the Staff’s comments are highlighted in bold below and are followed by the responses of the Company.
Form 10-K: For the fiscal year ended December 31, 2007
Notes to the Consolidated Financial Statements, page F-7
Note 1: Summary of Significant Accounting Policies, page F-7
Property and Equipment, page F-8
Goodwill and Other Intangible Assets, page F-9
1.	The January 16, 2009 response letter states that you are finalizing your current year’s impairment analysis (as of October 1, 2008) and the Company would be pleased to provide the staff with the detailed results. Therefore, as requested in our prior comment, please provide us with this current detailed impairment analysis of the Company’s investment in property and equipment and goodwill and other intangible assets.

Response:
Valuation Methodologies Considered and Used
In the valuation of the Company’s investment in property and equipment and goodwill and other intangible assets, we considered approaches (income, market and cost) described in SFAS No. 157, “Fair Value Measurements”, and selected valuation techniques consistent with one or more of these approaches based on the nature and characteristics of the underlying assets being measured.
Management determined that a combination of valuation techniques within the income and market approaches would be appropriate to value reporting units because the value of reporting units is more dependent on the ability to generate earnings than on the value of individual assets within those reporting units. Specifically, the Company used both a discounted cash flow methodology (income approach) and guideline company method (market approach).
In the valuation of the gaming licenses, a discounted cash flow method based upon the build-up method or greenfield approach was utilized, which represents an income approach.
For the tangible real and personal property analysis, cost, market or income approaches were used dependent on the specific asset or asset group.

Valuation Analyses of Goodwill

	Carrying value
Description of Item Tested for Impairment	before Impairment	Implied Fair Value	Write-down Amount
SFAS 142 Goodwill (10/1/08 valuation date):
Reno Goodwill	9,914	—	9,914
Admiral Riverboat Goodwill	18,630	—	18,630

	$28,543	$—	$28,543

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, we review goodwill for impairment annually (in our case during the fourth quarter), or more frequently if events or circumstances indicate that the carrying value may not be recoverable. As required by SFAS No. 142, we utilize the two-step impairment test to identify any potential goodwill impairment and measure the amount of goodwill impairment charge to be recognized, if any. We performed step one of the two-step impairment test as of October 1, 2008 and compared the implied fair value of the reporting units to their carrying values. In assessing the implied fair value of the reporting units, we considered both the income approach, using the discounted cash flow method, and the market approach, using the guideline company method. Greater weighing was attributed to the discounted cash flow method, which was weighted 80%, while the guideline company method was weighted at 20% in arriving at the implied fair value of the reporting units. Primary reliance was placed on the discounted cash flow method as opposed to the guideline company method because it was determined that the discounted cash flow method more accurately reflects the value of the reporting units by capturing the expected future financial performance of the reporting unit. For the reporting units, we determined that the implied fair value of the reporting unit pursuant to these methods was less than the carrying value of the net assets of the reporting unit, and we performed step two of the impairment test.
In step two of the impairment test, pursuant to SFAS No. 142, we determined the implied fair value of the goodwill and compared it to the carrying value of the goodwill. We allocated the implied fair value of the reporting unit to all of its assets and liabilities as if the reporting unit had been acquired in a business combination and the implied fair value of the reporting unit was the price paid to acquire the reporting unit. The excess of the implied fair value of the reporting unit over the sum of the implied fair value amounts assigned to its assets and liabilities is the implied fair value of goodwill. Our analysis included factors such as future operating results, revenue and EBITDA projections, and weighted average cost of capital. As a result, our step two analysis resulted in an impairment charge of $28.5 million for the year ended December 31, 2008. There were no changes in projections subsequent to our October 1, 2008 measurement date that would indicate a need to update the impairment analysis at December 31, 2008.

The following is a summary of the material relevant significant assumptions underlying the valuation analyses for the reporting business enterprise values and related goodwill balances.

	Boomtown	Admiral
	Reno	Riverboat
	Goodwill	Goodwill
Income Approach Valuation Assumptions:
Discrete Period Discount rate	14%	15%
Terminal Year Discount rate	12%	13%
Terminal Year Capitalization rate	9%	11%

Guideline Company Approach Valuation Multiples:
Total invested capital / Net revenues	1.0	0.7
Total invested capital / EBITDA	5.3	3.5
Total invested capital / Debt-free cash flow	6.4	4.2
The discount rates for each of the reporting units were estimated based on the risk profile of each reporting unit relative to the Company as a whole and the estimated projections. In addition, the multiples were estimated based primarily on size, profitability and growth potential of the reporting units relative to the guideline companies.

Valuation Analyses of Other Intangible Assets
Non-amortizing Intangible Assets: Non-amortizing intangible assets consist primarily of gaming licenses and are subject to an annual assessment for impairment by applying a fair-value-based test in accordance with SFAS No. 142. Indefinite-lived intangible assets were tested for recoverability using the greenfield/build up approach from a market participant viewpoint. Based on assessments performed, we recorded impairment charges of $20.8 million, $14.9 million and $5.7 million in connection with the gaming licenses of Sugarcane Bay, Baton Rouge and Boomtown Bossier City, respectively. Non-amortizing intangible assets, after impairments, have a remaining carrying value of $30.0 million as of December 31, 2008. There were no changes in projections subsequent to our October 1, 2008 measurement date that would indicate a need to update the impairment analysis at December 31, 2008.

	Carrying value
Description of Item Tested for Impairment	before Impairment	Implied Fair Value	Write-down Amount
SFAS 142 Gaming Licenses Intangibles (10/1/08 valuation date):
Sugarcane Bay Gaming License	32,263	11,500	20,763
Baton Rouge Gaming License	23,378	8,500	14,878
Bossier Gaming License	15,746	10,000	5,746

	$71,387	$30,000	$41,387

The following is a summary of the material relevant significant assumptions underlying the valuation analyses for the gaming licenses.

	Sugarcane	Baton Rouge	Bossier
	Bay Gaming	Gaming	Gaming
	License	License	License
Income Approach Valuation Assumptions:
Discrete Period Discount rate	15%	15%	14%
Terminal Year Discount rate	12%	12%	12%
Terminal Year Capitalization rate	9%	9%	9%
The discount rates underlying the greenfield analysis utilized to value the gaming licenses were based on the relative risk inherent in the gaming licenses/reporting units relative to the Company as a whole.

Valuation Analyses of Long-Lived Assets
Due to the recent poor operating performance of these reporting units, and a poor prospective financial performance outlook for Boomtown Reno and The Admiral Riverboat Casino, and the failure of Step One of our goodwill impairment analysis, we determined a triggering event under SFAS No. 144 occurred at our October 1, 2008 valuation date. As part of our goodwill analysis, we determined the implied fair value of each reporting unit by determining the implied fair value for each asset grouping. As a result, we tested all long-lived assets at Boomtown Reno and The Admiral Riverboat Casino for recoverability. As a result of these tests, we determined that certain buildings, riverboats and equipment were impaired and we recorded impairment charges of $7.6 million and $10.2 million, respectively. There were no changes in projections subsequent to our October 1, 2008 measurement date that would indicate a need to update the impairment analysis at December 31, 2008.

	Carrying value
Description of Item Tested for Impairment	before Impairment	Implied Fair Value	Write-down Amount
Boomtown Reno Reporting Unit Long-lived asset grouping (10/1/08 valuation date)	$46,389	$38,795	$7,595

Admiral Riverboat Reporting Unit Long-lived asset grouping (10/1/08 valuation date)	$20,846	$10,624	$10,222
Also, during the fourth quarter of 2008, the continuing economic downturn and constrained capital markets contributed to a severe decline in value of gaming stocks and gaming assets. As a result, management determined that a triggering event in accordance with SFAS No. 144 occurred in the fourth quarter of 2008. Given the continuing deterioration in commercial real estate values and uncertainties surrounding the Company’s access to sufficient resources to adequately finance the majority of its development pipeline, we tested all development project land holdings and related capitalized costs for recoverability. We performed valuation analyses of the land holdings and capitalized costs using the cost, income and market approaches, where appropriate, and we recognized an impairment loss to reduce the carrying amount of the assets to their implied fair value. In addition to impairing several of the Company’s land holdings, we fully impaired the previously capitalized construction-in-progress development costs related to projects that we have abandoned or placed on indefinite hold.

	Carrying value
Description of Item Tested for Impairment	before Impairment	Implied Fair Value	Write-down Amount
Project related undeveloped land (12/31/08 valuation date)	$392,371	$232,213	$160,158

Construction in Progress on abandoned projects (12/31/08 valuation date)	$62,886	$—	$62,886

Valuation Methodologies Considered and Used
Personal Property — In estimating the implied fair value of the subject personal property assets, the standard employed was net realizable value or orderly liquidation value. The selection of the appropriate valuation methodology was based on the type of asset and the quality and quantity of data available. Further, we performed an inspection of the major assets to collect additional qualitative and quantitative information. We utilized both the cost and market approaches. The cost approach included market price information and was applied to the majority of personal property asset categories. The market approach was applied to assets with a robust secondary market such as gaming equipment and the marine vessel. Certain assets such as leasehold improvements, surveillance equipment, and software were not assigned a value as we have assumed that the net realizable value would be zero.
Real Property — In estimating the implied fair value of the subject real property assets, the real estate interest appraised for the subject properties was fee simple for the owned property. The implied fair value estimates for the real property are based upon one or more of the three primary valuation approaches. The selection of the most appropriate valuation methodology was based upon the quality and quantity of data available as well as the accepted procedures in the geography in which the property is located. In developing the opinion of implied fair value for Boomtown Reno, the cost approach was primarily relied upon. For the St. Louis, Baton Rouge, Atlantic City, Sugarcane Bay (Cline Canal Lots), and Reno Excess Land the market approach was relied upon, and for the Harrah’s Land, the income approach (land residual approach) was relied upon.

* * * * * *
With respect to the preceding responses, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in respect to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions concerning the foregoing, please contact me or Dan Boudreaux at (702) 784-7777.

Sincerely,
/s/ Stephen H. Capp
Stephen H. Capp,
Executive Vice President and Chief Financial Officer of Pinnacle Entertainment, Inc.

Copy to:
Mr. Patrick Kuhn
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington D.C. 20549-3561
(Via Fax and FedEx)
Mr. Joe Foti
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington D.C. 20549-3561
(Via Fax and FedEx)
Mr. Dan Boudreaux
Chief Accounting Officer of Pinnacle Entertainment, Inc.
3800 Howard Hughes Pkwy, Suite 1800
Las Vegas, NV 89169
(Hand Deliver)